UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38631

CHEER HOLDING, INC.

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Information Contained in this Report

On December 2, 2024, the board of directors of Cheer Holding, Inc. (the “Company”) approved a share repurchase program authorizing a repurchase of up to $50 million of its Class A ordinary shares over the next 36 months (the “Share Repurchase Program”). Repurchases under the Share Repurchase Program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing and method of repurchases, and the exact number of Class A ordinary shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. Share Repurchase Program may be suspended, adjusted, or discontinued at any time. No assurance can be given that any amount of Class A ordinary shares will be repurchased under the Share Repurchase Program.

Exhibit Index

Exhibit No.	Exhibit Description
99.1	Press Release - Cheer Holding Announces US$50 Million Share Repurchase Authorization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEER HOLDING, INC.

	By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Chief Executive Officer

Dated: December 3, 2024

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